Kura Oncology, Inc.

12730 High Bluff Drive

Suite 400

San Diego, CA 92130

(858) 500-8800

February 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Kura Oncology, Inc.

Registration Statement on Form S-3

File No. 333-276995

Ladies and Gentlemen:

Kura Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Thursday, February 15, 2024, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Charles J. Bair of Cooley LLP and Wade W. Andrews of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair at (858) 550-6142, or in his absence, Wade W. Andrews at (858) 550-6042.

Sincerely,

KURA ONCOLOGY, INC.

By:	/s/ Troy E. Wilson, Ph.D., J.D.
Troy E. Wilson, Ph.D., J.D.
President and Chief Executive Officer

cc:	Charles J. Bair, Cooley LLP

Wade W. Andrews, Cooley LLP